October 30, 2009

Frank Martell
Chief Financial Officer
Information Services Group, Inc.
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901

      Re: **Information Services Group, Inc.**
                Form 10-K for the year ended December 31, 2008
                Filed March 16, 2009
                Definitive Proxy Statement on Schedule 14A
                Filed April 13, 2009
                File No. 001-33287

Dear Mr. Martell:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Daniel L. Gordon
                       Branch Chief